DUPLICATE

Number: BC0346183

BRITISH COLUMBIA

# CERTIFICATE
# OF
# CHANGE OF NAME

*BUSINESS CORPORATIONS ACT*

I Hereby Certify that YUKON-NEVADA GOLD CORP. changed its name to VERIS GOLD CORP. on October 9, 2012 at 08:30 AM Pacific Time.

*Issued under my hand at Victoria, British Columbia*
*On October 9, 2012*

**CAROL PREST**
*Registrar of Companies*
Province of British Columbia
Canada